                      Longdan Holding Inc.

                      3155 East Patrick Lane, Suite #1

                         Las Vegas, Nevada 89120

                                               November 6, 2008

VIA EDGAR

U.S.SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention: John L. Krug

           Jeffrey Riedler

Re: Form SB2

    File Number: 333-147616

Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933, as amended, Longdan Holding Inc requests the withdrawal of the Company's Registration Statement on Form SB-2, made on November 26, 2007 with File Number 333-147616.

    The Registrant requests, in accordance with Rule 457 (p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement to refund to Andrew Chien, SEC file Agent for Longdan Holding, Inc., 665 Ellsworth Avenue, New Haven, CT 06511.

    If you have any question, please call Andrew Chien at (203) 844-0809.

Sincerely yours,

Andrew Chien

SEC File Agent